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EXHIBIT 12(a)

PLAYTEX PRODUCTS, INC.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Dividends
(Dollars in Thousands)

	Twelve Months Ended
	December 28, 2002	December 29, 2001	December 30, 2000	December 25, 1999	December 26, 1998
Earnings before extraordinary loss and cumulative effect of change in accounting principles	$65,062	$30,881	$35,544	$44,071	$34,230
Income taxes	14,249	25,146	27,509	32,197	25,686

Earnings before income taxes, extraordinary loss and cumulative effect of change in accounting principles	79,311	56,027	63,053	76,268	59,916
Fixed charges:
Interest	59,543	75,861	84,884	78,961	71,518
One-third of rental	4,353	4,137	3,599	3,171	2,650

Total fixed charges	63,896	79,998	88,483	82,132	74,168

Earnings before fixed charges, income taxes, extraordinary loss and cumulative effect of change in accounting principles	$143,207	$136,025	$151,536	$158,400	$134,084

Ratio of earnings to fixed charges	2.24X	1.70X	1.71X	1.93X	1.81X

Coverage of earnings to fixed charges	$79,311	$56,027	$63,053	$76,268	$59,916

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PLAYTEX PRODUCTS, INC. Computation of Ratios of Earnings to Fixed Charges and Ratios of Earnings to Fixed Charges and Preferred Dividends (Dollars in Thousands)